UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

As previously reported, on January 26, 2024, WEBUY GLOBAL LTD (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Company’s failure to satisfy Nasdaq Listing Rule 5550(a)(2), which requires Nasdaq Capital Market issuers to maintain a minimum closing bid price of $1.00 per share (the “Rule”). In accordance with the Nasdaq Listing Rules, the Company was provided two consecutive 180 calendar day grace periods to regain compliance, which ultimately expired on January 21, 2025.

The Company did not regain compliance with the Rule by January 21, 2025, and, as a result, Nasdaq determined to delist the Company and suspended trading of the Company’s stock effective January 31, 2025. Since that date, Webuy’s shares have traded on the OTC Markets system.

To restore its Nasdaq listing, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which took place on February 27, 2025. By decision dated March 21, 2025, the Panel granted the Company’s request for an exception through May 2, 2025, to regain compliance with the Rule.

As previously disclosed, the Company held an Extraordinary General Shareholder Meeting on March 21, 2025, to approve a 1-for-3 reverse stock split, in addition to the 1-for-40 reverse stock split that was approved at the Company’s Annual General Shareholder Meeting in December 2025, resulting in an aggregate 1-for-120 share reverse stock split for marketplace purposes in the aggregate.

On April 10, 2025, following receipt of approval from the Financial Industry Regulatory Authority, the reverse stock splits were implemented. At present, the Company’s Class A ordinary shares trade on a post-split basis on the OTC Market system under the temporary symbol “WBUYD,” but will revert to “WBUYF” after 20 business days.

Under the Nasdaq Listing Rules, in order to evidence full compliance with the Rule, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10, though generally not more than 20, consecutive business days. The Company awaits Nasdaq’s formal confirmation that the Company has evidenced full compliance with the Rule and information regarding the reinitiation of trading on Nasdaq, as applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: April 14, 2025	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Financial Officer

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